Fermi LLC

620 S. Taylor St., Suite 301

Amarillo, TX 79101

VIA EDGAR SUBMISSION

September 30, 2025

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ameen Hamady
Shannon Menjivar
Ruairi Regan
Pamela Long

Re:	Fermi LLC
Amendment No. 3 to Registration Statement on Form S-11
Registration File No. 333-290089

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, Fermi LLC (the “Company”) hereby requests that the effective date for the Registration Statement referred to above (the “Registration Statement”) be accelerated so that it will become effective at 4:00 p.m., Eastern Time, on September 30, 2025, or as soon thereafter as is practicable or at such later time as the Company may orally request via telephone call to the staff of the U.S. Securities and Exchange Commission. The Company hereby authorizes Matthew L. Fry or, in his absence, Logan J. Weissler, both of Haynes and Boone, LLP, counsel to the Company, to make such request on its behalf.

Please contact Matthew L. Fry at (214) 651-5443 or, in his absence, Logan J. Weissler at (214) 651-5813, both of Haynes and Boone, LLP, the Company’s legal counsel, when the Registration Statement has been declared effective or if you have any other questions or concerns regarding this matter.

Thank you in advance for your assistance.

* * * * *

Very truly yours,

FERMI LLC

By:	/s/ Toby R. Neugebauer
Name:	Toby R. Neugebauer
Title:	Chief Executive Officer

cc:	Matthew L. Fry, Esq., Haynes and Boone, LLP
Logan J. Weissler, Esq., Haynes and Boone, LLP
Daniel M. LeBey, Vinson & Elkins L.L.P.
David P. Oelman, Vinson & Elkins L.L.P.
Toby R. Neugebauer, Chief Executive Officer of Fermi LLC